Exhibit 99.1

Kenon Announces Pricing of Institutional Tranche of  its Subsidiary OPC’s Initial Public Offering

Singapore, August 3, 2017.  Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) is providing updates on its subsidiary OPC Energy Ltd.’s (“OPC”) initial public offering (“IPO”) of its ordinary shares in Israel, and contemplated listing on the Tel Aviv Stock Exchange.

OPC currently has 100,000,021 shares outstanding, all of which are owned by I.C. Power Asia Development Ltd, and 1,000,000 shares underlying management share options.

The IPO consists of an offering to institutional investors, as well as a retail offering. Institutional investors have submitted orders in respect of the IPO, resulting in a sale by OPC of 28,200,000 newly issued ordinary shares at a price of NIS13.7 (approximately US$3.831) per share for total consideration of NIS386 million (approximately US$108 million). In light of the demand from institutional investors, OPC intends to increase the number of new shares it will offer in the IPO from 28,200,000 shares to 34,000,000 shares.

The price determined in the institutional offering of NIS13.7 (approximately US$3.83) per share will constitute the minimum price per share in the retail offering. The final pricing of the IPO will be determined after the retail offering.

The listing remains subject to regulatory approval in Israel and the offering and listing, and the timing thereof, are subject to market conditions.

The shares of OPC referred to herein have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption for registration under that act.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the IPO and listing of OPC, including with respect to the institutional tranche of the offering, the price of the new ordinary shares to be issued and the proceeds thereof, and OPC’s intention to increase the number of shares offered in the IPO, and the amount of shares to be offered. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including risks relating to market conditions, that regulatory approvals are not obtained, the risk that the contemplated offering and listing do not proceed on the expected terms, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Convenience translations of NIS to US Dollars using an exchange rate of 3.58:1.